TITAN TRADING ANALYTICS INC.

18104, 102 Avenue, Edmonton, Alberta  T5S 1S7

Telephone:  (780) 430-7072  Fax:  (780) 930-7073

March 9, 2005

TSX Venture Trading Symbol:  TTA

TITAN TRADING ANALYTICS INC.

ANNOUNCES NON-BROKERED PRIVATE PLACEMENT FIRST CLOSING

EDMONTON - Titan Trading Analytics Inc. (“Titan”) announced today that it completed the first closing of the previously announced non-brokered private placement offering of 500,000 units (“Units”) at a subscription price of $0.10 US ($0.12 Canadian) per Unit. Each Unit consists of one (1) common share in the capital of Titan and one-half of one common share purchase warrant (a “Warrant”). Each whole Warrant will entitle the holder thereof to purchase one common share in the capital of Titan for a price of $0.15 US ($0.18 Canadian) within one year of the Closing Date.  The proceeds from the placement will be used for general working capital.  Completion of the offering is subject to all required regulatory approvals, including the acceptance of the TSX Venture Exchange.  The securities issued under the private placement are subject to a four-month hold period.

FOR FURTHER INFORMATION PLEASE CONTACT:

Titan Trading Analytics Inc.
Ken W. Powell, President & CEO

780-930-7072

The TSX Venture Exchange does not accept responsibility for the adequacy and accuracy of this release.